CORRESPONDENCE

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

July 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Lisa Kohl

Re: Corning Natural Gas Corporation.

Amendment No. 1 on Form S-1

to Registration Statement to Form S-3

File No. 333-182386

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Corporation (the "Company") to your letter, dated July 23, 2012, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above. For your convenience, the comments are reproduced below before the Company's answers. Our references are to the preliminary prospectus, dated July 25, 2012 (the "Prospectus"), forming a portion of Amendment No. 1 on Form S-1 to the Form S-3 Registration Statement (No. 333-182386) (the "Registration Statement").

General

1. It appears that the market value of the voting and non-voting common equity held by your non-affiliate stockholders is less than $75 million and thus you do not appear to be eligible to use General Instruction I.B.1 to Form S-3. If you are filing this registration statement pursuant to General Instruction I.B.6 to Form S-3, please provide the calculations required by General Instruction I.B.6 and Instruction 7 to General Instruction I.B on the outside from cover page of the prospectus.

Company response:

The Company filed its Registration Statement on Form S-3 in reliance on General Instruction I.B.4 to Form S-3 relating to rights offerings granted on a pro rata basis to all securities holders of the same class. We note, however, that the Staff has issued a Compliance and Disclosure Interpretation (Question 116.20) on Instruction I.B.4. Although the Company has declared the rights to shareholders of record on July 2, 2012, it has not distributed certificates representing the rights to date, pending effectiveness of the Registration Statement, since the rights are intended to be transferable. Since it is not clear whether the rights would be deemed "outstanding" under Question 116.20, we have recommended that the Company convert the Registration Statement to a Form S-1. Thus, the accompanying filing of Amendment No. 1 on Form S-1 to the Registration Statement on Form S-3 converts the filing to Form S-1.

The Rights Offering, page 17

Interests of Officers and Directors in the Rights Offering, page 25

2. We note your disclosure that your officers and directors will receive the same subscription rights as other shareholders. We further note that the rights are transferable. If your officers and directors and any other affiliates intend to trade the rights, please either revise the prospectus to clarify that it will be used to cover such resale transactions or otherwise provide us with your analysis as to how affiliates may transfer the rights without registration under the Securities Act.

Company response:

As the Company does not expect officers and directors or other affiliates to sell the subscription rights such persons receive with respect to shares of the Company's common stock that they own. In limited circumstances, such persons may engage in privately negotiated transactions with resale restrictions or transactions in reliance on Rule 144.

Exhibit 8.1

3. Please have counsel revise its opinion to consent to the prospectus discussion of its opinion. Please refer to Section IV of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, which is available on our website.

Company response:

The revised opinion with the consent by counsel to the discussion of our opinion in the prospectus is filed as Exhibit 8.1 with Amendment No. 1 to the Registration Statement.

Conclusion

We have reviewed with its management the Company's responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Prospectus and the Registration Statement.

We have also discussed with the Company the following and the Company acknowledges that:

  if the Commission, or the staff acting pursuant to delegated authority, should declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

We have also reviewed Rules 460 and 461 with respect to requests for acceleration. We have advised the company that a request for acceleration is treated as confirmation by the Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement. The Company has informed us that, in order to allow its shareholders adequate time to consider whether to exercise or transfer the rights issued to them, it desires to have the Registration Statement declared effective by month end. It expects to request acceleration as soon as practicable after the staff has had the opportunity to review Amendment No. 1.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague John Moragne (585) 263-1315. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean